Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

Six Months Ended June 30, 2012

Pre-tax income from continuing operations	$16,300

Income from equity investees	(462)
Fixed charges	37,954
Distribution of income from equity investee	2,000
Total earnings	$55,792

Interest expense (1)	$4,994
Estimated interest within rent expense (2)	32,960
Total fixed charges	$37,954

Ratio of earnings to fixed charges	1.47

(1)                  Includes interest expense and amortization of premiums and discounts related to indebtedness.

(2)                  Estimated interest within rent expense includes one third of real estate rental expense, which approximates the interest component of operating leases.